Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports $10.6 Million Adjusted Earnings in Q2, 2011
Thanks to Rising Silver-Gold Production and Precious Metal Prices;

Conference Call at 1:00 pm EDT, Thursday, August 4, 2011

Vancouver, Canada – August 3, 2011 - Endeavour Silver Corp. (TSX: EDR, NYSE: EXK, Frankfurt: EJD) announced today its financial and operating results and unaudited financial statements for the Second Quarter, 2011.  Endeavour owns and operates two high-grade, underground, silver-gold mines in Mexico, the Guanacevi Mines in Durango State and the Guanajuato Mines in Guanajuato State.

The Company reported adjusted earnings (a non-IFRS measure) of $10.6 million ($0.12 per share) in the Second Quarter 2011.  Net earnings were $17.0 million and operating cash-flow was $21.3 million from revenues totaling $36.4 million.  Silver sales averaged $37.65 per ounce (oz) and the cash cost of silver production was $6.98 per oz net of gold credits in Q2, 2011.

Highlights of Second Quarter, 2011 (Compared to Q2, 2010)

•	Adjusted Earnings (non-IFRS measure) escalated to $10.6 million ($0.12 per share) compared to a $1.4 million loss (see IFRS comment below)
•	Net Earnings (IFRS measure) increased to $17.0 million ($0.20 per share) compared to a $3.2 million loss
•	Operating Cash-Flow jumped 553% to $21.3 million
•	Mine Operating Cash-Flow rose 151% to $23.6 million
•	Revenues climbed 85% to $36.4 million

•	Silver production up 3% to 850,476 oz
•	Gold production up 8% to 4,831 oz
•	Silver equivalent production up 4% to 1.04 million oz (40:1 silver: gold ratio, no base metals)

•	Realized silver price up 102% to $37.65 per oz sold, realized gold price up 26% to $1523 per oz sold
•	Cash cost up 6% to $6.98 per oz silver produced (net of gold credits)
•	Gross profit margin up 241% to $30.67 per oz silver
•	Working capital up 31% to $133.6 million, with cash and short term investments of $108.9 million

Bradford Cooke, Chairman and CEO, commented, “Endeavour posted healthy financial and operating results in the Second Quarter, 2011 and continued to grow its cash position and working capital thanks to a robust and rising gross profit margin.  As a result of rising silver and gold production and substantially higher precious metal prices, our sales revenues, operating cash-flow, and adjusted earnings were all up sharply compared to Q2, 2010.”

“Endeavour is well on track to meet its 2011 guidance for silver production (3.7 million oz) and cash costs (<$5.70 per oz), with our better than expected First Quarter results being partially offset by a slower Second Quarter.  Cash costs of production did jump in Q2, 2011 as industry-wide cost pressures caught up to us during the quarter.  While costs such as labour, power and consumables will likely continue their slow rise, we expect our cash costs of production to start falling again once the economies of scale from our new mine and plant expansion at Guanajuato take effect.”

“The Guanajuato plant expansion project from 600 tonnes per day (tpd) to 1000 tpd is now over 75% complete with commissioning of the new circuits scheduled for the first two weeks of September.  The crushing circuit is nearing completion this week, the grinding and flotation circuits should be ready in three weeks and the new electrical substation by month-end.   Our operations team also added new mining personnel during the quarter and as a result, the mines are now delivering over 900 tonnes per day to the ore stockpile.  The mines are scheduled to ramp up to 1000 tpd over the next two months.”

Financial Results (see Consolidated Statement of Operations)

Revenues increased 85% to $36.4 million in Q2, 2011 (Q2, 2010 - $19.7 million) thanks to sharply higher silver-gold production and precious metal prices. The Company sold 804,881 silver oz and 3,980 gold oz at average realized prices of $37.65 per oz and $1,523 per oz respectively. Costs of Sales were up 27% to $17.1 million (Q2, 2010 - $13.4 million) primarily due to higher output and cost factors described above.

Mine Operating Cash-Flow increased 151% to $23.6 million (Q2, 2010 - $9.4 million) and Mine Operating Earnings rose to $19.2 million (Q2, 2010 – $6.3 million).  The Company realized Operating Earnings of $13.8 million (Q2, 2010 –$2.3 million), Operating Cash-Flow was $21.3 million (Q2, 2010 – 3.3 million) and Earnings Before Taxes were $22.7 million (Q2, 2010 –loss of $1.2 million).

Net Earnings were $17.0 million ($0.20 per share) for the period after deducting an Income Tax Expense of $5.8 million (Q2, 2010 –$2.0 million). Net Earnings includes a mark to market derivative liability gain related to share purchase warrants issued in 2009 denominated in Canadian dollars, while the Company’s functional currency is the US dollar. Under IFRS, these warrants are classified and accounted for as financial liability at fair market value with adjustments recognized through net earnings.  The depreciation of these warrants resulted in a derivative liability gain of $6.3 million compared to a $1.8 million loss in 2010.

Adjusted Earnings are 10.6 million ($0.12 per share) compared to a $1.4 million loss in 2010 (negative $0.05 per share), excluding the derivative liability adjustments related to the warrants.

Cash Costs climbed 6% to $6.98 per oz silver produced in Q2, 2011 (Q2, 2010 - $6.57 per oz) due to a number of factors, including rising labour, power and fuel costs, the appreciation of the Mexican Peso to US dollars, supply constraints on plant re-agents, more mining in ore-bodies subject to production royalties, and some one-time mine and plant equipment availability issues that affected our mined tonnes and plant throughput at Guanacevi.

Capital investments totaled $12.0 million in property, plant and equipment during the Second Quarter, 2011.  The main focus of the capital programs was the continued underground development of Guanacevi and Guanajuato mines, certain plant upgrade projects at Guanacevi and the plant expansion program at Guanajuato, which is on schedule for completion in Q3, 2011.

At June 30, 2011, the Company held cash and short term investments of $108.9 million and working capital totaled $133.6 million, up $31.5 million from the end of 2010.

Endeavour’s financial results are expressed in US dollars and are now prepared in accordance with International Financial Reporting Standards (“IFRS”). Our accounting policies have changed and the presentation, financial statement captions and terminology used in this news release and the accompanying unaudited financial statements differ from that used in all previously issued financial statements and quarterly and annual reports. The new policies have been consistently applied to all of the past periods presented in this news release and all prior period information has been restated or reclassified for comparative purposes unless otherwise noted. Shareholders are referred to the Company’s website for more information and further details on the conversion to IFRS are provided in Management’s Discussion and Analysis and in Note 17 to our Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2011. Click on the following links for the Second Quarter, 2011 Financial Statements - http://www.edrsilver.com/s/FinancialStatements.asp and Management’s Discussion and Analysis (“MD&A”) - http://www.edrsilver.com/s/MDA.asp.

Operating Results (see Consolidated Table of Operations)

Consolidated silver production increased 3% to 850,476 oz and gold production climbed 8% to 4,831 oz in Q2, 2011 compared to Q2, 2010 thanks to higher plant throughput at both Guanacevi and Guanajuato, partially offset by slightly lower silver grades and recoveries and enhanced by slightly higher gold grades and recoveries. As a result, consolidated silver and equivalent production rose 4% to 1.04 million oz (40:1 silver: gold ratio, no base metals) compared to Q2, 2010.

Consolidated plant throughputs in Q2, 2011 totaled 136,958 tonnes, up 11% compared to Q2, 2010 due to the benefits of the 2010 mine development program at Guanajuato. The Guanacevi Mine averaged 941 tonnes per day (tpd) and the Guanajuato Mine averaged 564 tpd during the Second Quarter, 2011. Consolidated silver grades averaged 266 grams per tonne (gpt) silver (8.5 oz per ton) and gold grades averaged 1.36 gpt.  Consolidated silver recoveries averaged 73% and gold recoveries averaged 81%.

Guanacevi silver production for Q2, 2011 was 618,083 oz, down 1% compared to 622,385 oz in Q2, 2010 and gold production was 1,633 oz, an increase of 2% compared to 1,602 oz.  Plant throughput was 85,594 tonnes at average grades of 310 gpt silver and 0.69 gpt gold, compared to 75,701 tonnes grading 332 gpt silver and 0.80 gpt gold in Q2, 2010.  The increased silver and gold production is attributable to the 13% increase in plant throughput while grades and recoveries were both slightly lower.

Guanajuato silver production for Q2, 2011 was 232,393 oz, up 14% compared to 204,054 oz in Q2, 2010 and gold production was 3,198 oz, an increase of 12% compared to 2,858 oz.  Plant throughput was 51,364 tonnes at average grades of 192 gpt silver and 2.48 gpt gold, compared to 48,124 tonnes grading 166 gpt silver and 2.14 gpt gold in Q2, 2010.  The increased silver and gold production is attributable to the 7% increase in throughput, and higher ore grades.

Outlook for Third Quarter, 2011

In Q3, 2011, Endeavour anticipates its financial performance will continue to improve, reflecting still rising silver and gold prices, a modest increase in precious metal production once the new expanded mill and flotation circuits at the Guanajuato plant are commissioned during the quarter, and falling cash costs related to the new economies of scale at Guanajuato. However, industry-wide cost pressures such as rising labour, power, fuel and consumables costs will likely continue to partially offset the Company’s progress towards cost reductions at its two mining operations.

Similar to 2010, the first two quarters of silver production in 2011 were relatively flat as forecast, with the operations team focused on the mine development and plant expansion capital programs. Silver production is expected to start rising again late in the third quarter, once the mine and plant expansion at Guanajuato is completed.

Guanacevi is currently producing at close to its 1,000 tonne per day (tpd) capacity and that is expected to continue in Q3, 2011. Guanacevi currently draws 80% of its ore production from the Porvenir Mine with the balance coming from Porvenir Dos, Porvenir Cuatro and Santa Cruz. However, Santa Cruz production will continue to escalate as mine development advances and Porvenir Dos will continue to decline as it nears the end of its mine-life late this year,

Guanajuato is currently producing at close to its 600 tpd capacity and that is expected to rise to 1,000 tpd late this quarter once the new plant expansion is completed.  Production from the Lucero, Karina, Fernanda and Daniela veins has already ramped up to 900 tpd and now contributes 90% of ore production with the balance coming from Cebada and Bolanitos.  The installation of the new 1,000 tonne per day mill and flotation circuit at the Guanajuato plant is anticipated to increase capacity from 600 tpd to 1,600 tpd. Once the new 1000 tpd circuit is commissioned, the old 600 tpd circuit will be idled until such time as the Company has sufficient new reserves and resources to bring it back on line.

Endeavour is currently undertaking an aggressive $9.2 million, 47,000 meter, 175-hole exploration drill program to test multiple exploration targets within three mining districts and the newly-acquired properties. Based on pending exploration results and property acquisitions, the Company is currently assessing whether to increase the 2011 drill program and budget.

Q2, 2011 Conference Call at 1:00 pm PDT, Thursday, August 4, 2011

A conference call to discuss the Q2, 2011 financial and operating results will be held at 1:00 PM Eastern Time (10:00 AM Pacific Time) on Thursday, August 4, 2011. To participate in the conference call, please dial the following:

•	800-319-4610	Canada and USA (Toll-free)
•	604-638-5340	Vancouver Dial In
•	1-604-638-5340	Outside of Canada & USA
•	No passcode is necessary

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1- 604-638-9010 outside of Canada and USA. The required pass code is 4890 followed by #

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke Toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)

	June 30,	December 31,	January 1,
	2011	2010	2010
ASSETS

Current assets
Cash and cash equivalents	$77,741	$68,037	$26,702
Short term investments	31,164	20,009	-
Available for sale investments	10,480	3,632	4,521
Accounts receivable and prepaids	11,392	10,299	7,467
Inventories	17,568	12,883	6,032
Due from related parties	224	218	243
Total current assets	148,569	115,078	44,965

Long term deposits	600	778	1,153
Mineral property, plant and equipment	80,300	71,241	55,425
Total assets	$229,469	$187,097	$101,543

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$10,077	$9,464	$5,230
Current portion of promissory note	-	231	231
Accrued interest on convertible debentures	-	-	254
Income taxes payable	4,935	3,260	545
Total current liabilities	15,012	12,955	6,260

Promissory note	-	56	248
Provision for reclamation and rehabilitation	2,539	2,524	2,018
Deferred income tax liability	17,073	13,323	7,945
Liability portion of convertible debentures	-	-	3,666
Derivative liabilities	23,869	29,348	29,749
Total liabilities	58,493	58,206	49,886

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 84,424,000 shares (2010 - 80,720,420 shares)	231,633	205,862	109,413
Contributed surplus	6,498	7,793	7,319
Accumulated comprehensive income	1,595	1,444	537
Deficit	(68,750)	(86,208)	(65,612)
Total shareholders' equity	170,976	128,891	$51,657
Total liabilities and shareholders' equity	$229,469	$187,097	$101,543

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited- Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)
	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010

Revenue	$36,363	$19,692	$71,715	$37,944

Cost of sales:
Direct production costs	12,109	9,752	22,468	18,690
Royalties	631	515	1,076	743
Stock-based compensation	132	265	167	320
Amortization and depletion	4,247	2,905	8,190	6,044
	17,119	13,437	31,901	25,797
Mine operating earnings	19,244	6,255	39,814	12,147

Expenses:
Exploration	2,592	1,558	3,725	2,464
General and administrative	2,900	2,372	5,145	4,119
	5,492	3,930	8,870	6,583
Operating earnings	13,752	2,325	30,944	5,564

Mark-to-market (gain) loss on derivative liabilities	(6,334)	1,761	7,631	(3,846)
Finance costs	7	1,329	19	2,478
Other income (expense):
Foreign exchange	(118)	(608)	1,569	41
Investment and other income	2,782	142	3,018	216
	2,664	(466)	4,587	257
Earnings (loss) before income taxes	22,743	(1,231)	27,881	7,189

Income tax expense:
Current income tax expense (recovery)	3,930	(258)	7,261	101
Deferred income tax expense	1,847	2,235	3,169	3,574
	5,777	1,977	10,430	3,675
Net earnings (loss) for the period	16,966	(3,208)	17,451	3,514

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	(237)	71	151	614
	(237)	71	151	614
Comprehensive income (loss) for the period	16,729	(3,137)	17,602	4,128

Basic earnings (loss) per share based on net earnings	$0.20	$(0.05)	$0.21	$0.06
Diluted earnings per share based on net earnings	$0.12	$(0.05)	$0.21	$0.03

Basic weighted average number of shares outstanding	83,593,669	62,355,945	82,429,259	61,742,936
Diluted weighted average number of shares outstanding	88,777,750	62,355,945	84,375,931	67,889,360

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)
	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010

Operating activities
Net earnings (loss) for the period	$16,966	$(3,208)	$17,451	$3,514
Items not affecting cash:
Stock-based compensation	1,558	1,611	1,901	2,258
Depreciation and depletion	4,280	2,946	8,261	6,127
Deferred income tax provision	2,428	2,224	3,750	3,574
Unrealized foreign exchange gain	(350)	(130)	(1,470)	(217)
Mark to market loss (gain) on derivative liability	(6,334)	1,761	7,631	(3,846)
Loss on conversion of convertible debentures	-	693	-	1,121
Finance costs	7	625	15	1,334
(Gain) loss on marketable securities	91	(47)	91	(47)
Taxes paid	4,102	776	4,523	926
Net changes in non-cash working capital	(1,493)	(3,998)	(6,258)	(8,938)
Cash from (used for) operations	21,255	3,253	35,895	5,806

Investing activites
Property, plant and equipment expenditures	(12,004)	(6,993)	(19,368)	(12,771)
Investment in short term investments	(4,942)	-	(18,571)	(1,021)
Proceeds from sale of marketable securities	631	1,218	631	1,218
Proceeds from long term deposits	178	-	178	-
Cash used in investing activities	(16,137)	(5,775)	(37,130)	(12,574)

Financing activities
Common shares issued, net of issuance costs	4,837	1,019	9,472	1,902
Interest paid	-	(301)	-	(625)
Cash from financing activites	4,837	718	9,472	1,277

Effect of exchange rate change on cash and cash equivalents	(87)	(365)	1,467	165
Increase (decrease) in cash and cash equivalents	9,955	(1,804)	8,237	(5,491)
Cash and cash equivalents, beginning of period	67,873	23,545	68,037	26,702
Cash and cash equivalents, end of period	$77,741	$21,376	$77,741	$21,376

ENDEAVOUR SILVER CORP.
COMPARATIVE TABLE OF CONSOLIDATED MINE OPERATIONS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2011
Q1, 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.62	79.30
Q2, 2011	136,958	266	1.36	850,476	4,831	72.7	80.6	6.98	96.69
Q3, 2011
Q4, 2011
YTD 2011	278,900	264	1.36	1,750,609	9,839	73.9	80.8	5.77	87.84
Production 2010
Q1, 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.69	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	6.57	86.69
Q3, 2010	126,599	265	1.45	797,054	4,607	73.8	77.8	6.11	81.35
Q4, 2010	143,623	267	1.37	895,931	4,871	72.6	76.7	5.08	80.86
YTD 2010	507,010	267	1.37	3,285,634	17,713	75.4	79.4	6.08	82.10
Production 2009
Q1, 2009	85,731	271	1.02	572,785	2,335	78.8	86.7	7.94	74.69
Q2, 2009	90,338	259	1.16	584,486	2,768	77.2	85.0	7.53	79.46
Q3, 2009	93,276	271	1.42	661,903	3,604	79.6	84.6	5.64	78.91
Q4, 2009	115,482	270	1.62	779,344	4,591	77.8	76.2	4.92	79.07
Total	384,827	268	1.33	2,598,518	13,298	78.3	82.6	6.36	78.14
Q2, 2011 : Q2, 2010	11%	-1%	3%	3%	8%	-6%	-5%	6%	12%
Q2, 2011 : Q1, 2011	-4%	1%	0%	-6%	-4%	-3%	0%	51%	22%
YTD 2011 : YTD 2010	18%	-1%	2%	10%	19%	-5%	-1%	-6%	6%